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                                                                      EXHIBIT 2


IMMEDIATE RELEASE                                                [SAFEWAY LOGO]

SAFEWAY INC.
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229
Melissa Plaisance
(510) 467-3136

       SAFEWAY INC. COMPLETES THE ACQUISITION OF THE VONS COMPANIES, INC.
                          AND RELATED STOCK REPURCHASE

PLEASANTON, CA - April 8, 1997 - Safeway Inc. (SWY) announced today that it has completed its acquisition of The Vons Companies Inc. (VON). Pursuant to the acquisition, Safeway will issue 1.425 shares of Safeway common stock for each share of Vons stock Safeway does not already own. The closing followed a Vons shareholder meeting today, at which Vons shareholders approved the transaction. The transaction, which is tax-free to Vons shareholders, will be accounted for as a purchase. As a result of the transaction, Vons has become a wholly-owned subsidiary of Safeway Inc.

Trading of Vons stock will cease at the close of trading on the New York Stock Exchange on April 8, 1997. Vons shareholders of record as of today's close of business will be sent a letter of transmittal with instructions to send their Vons stock certificates to the Exchange Agent, The First Chicago Trust Company, to exchange their Vons shares for Safeway shares. Further inquiries about the exchange should be directed to First Chicago at 1-800-756-8200.

In addition, Safeway today completed the repurchase of 32 million shares from a partnership affiliated with Kohlberg Kravis Roberts & Co. at $43 per share, for an aggregate purchase price of $1,376 billion. As previously announced, Safeway had entered into the agreement in January 1997 to repurchase the shares in connection with the acquisition of Vons. The repurchase was financed with proceeds from new bank facilities.

Effective today, Safeway also entered into a new $3.0 billion Credit
Agreement. The new bank facilities were provided by a syndicate of 29 banks, led by Bankers Trust Company as Administrative Agent, The Chase Manhattan Bank as Syndication Agent, and The Bank of Nova Scotia and Bank of America as Documentation Agents. The new facilities include a $2.0 billion five-year commitment, $400 million of which can be borrowed in Canada, and a $1.0 billion 364-day facility available only in the United States. Initially the pricing on these facilities will be the same as the company's previous credit facilities, with the ability to earn lower pricing, based on improvements in interest coverage or public debt ratings. Safeway will be exploring opportunities in the U.S. and Canadian commercial paper markets to replace borrowings under the bank facilities.

Safeway Inc. is now the second largest food and drug retailer in North America based on sales. The company now operates 1,369 stores in the United States and Canada. The company's common stock is traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol SWY.


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